Exhibit 99.1

Aurinia Pharmaceuticals to Present at the 36th Annual Cowan Health Care Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--February 29, 2016--Aurinia Pharmaceuticals Inc., (NASDAQ: AUPH / TSX: AUP) today announced that its Chief Executive Officer, Stephen W. Zaruby will present a corporate overview of the company at the 36th annual Cowan Health Care Conference, taking place March 7-9, 2016 in Boston at the Boston Marriott Hotel. The presentation will also be available using the webcast link below.

Aurinia Presentation Details

Date:	Monday, March 7, 2016
Time:	1:20 p.m. Eastern standard Time
Location:	Berkeley Room, 3rd flr
Webcast:	http://wsw.com/webcast/cowen30/auph

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently collecting data in its 265 patient Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (LN). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

Visit www.auriniapharma.com for more information.

CONTACT:
Aurinia Pharmaceuticals Inc.
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire
bmire@renmarkfinancial.com
or
Laura Welsh
lwelsh@renmarkfinancial.com
416-644-2020 / 514-939-3989